Exhibit 8

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON DC

FOUNDED 1866

May 2, 2007

Merrill Lynch & Co., Inc. 4 World Financial Center New York, New York 10080	Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center New York, New York 10080

Merrill Lynch Capital Trust II c/o Merrill Lynch & Co., Inc. 4 World Financial Center New York, New York 10080

Re: Merrill Lynch Capital Trust II

Ladies and Gentlemen:

Circular 230: To comply with certain Treasury regulations, we inform you that (i) this opinion was written to support the promotion and marketing by the Company and the Trust of the Trust Preferred Securities (each as defined herein), (ii) this opinion was not intended or written to be used, and cannot be used, by any person for the purpose of avoiding U.S. federal tax penalties that may be imposed on such person, and (iii) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

We have acted as special tax counsel to Merrill Lynch & Co., Inc. (the “Company”) in connection with the issuance and sale by Merrill Lynch Capital Trust II (the “Trust”) of 36,000,000 of the Trust’s preferred securities, liquidation amount $25 per security (the “Trust Preferred Securities”), representing preferred beneficial interests in the assets of the Trust, under the Amended and Restated Trust Agreement, dated as of May 2, 2007 (the “Trust Agreement”), by and among the Company, as Sponsor, The Bank of New York, as Property Trustee (in such capacity, the “Property Trustee”), The Bank of New York (Delaware), as Delaware Trustee, and the Administrative Trustees named therein.

Concurrently with the Trust’s issuance of the Trust Preferred Securities, the Company will purchase the Trust’s common securities, with a total liquidation amount of $1,000,000 (the “Common Securities”), representing common beneficial interests in the assets of the Trust. The Trust will use the proceeds from the issuance and sale of the Trust Preferred Securities and the Common Securities to purchase the Company’s Income Capital Obligation NotesSM initially due 2062 (the “ICONs”) issued under the Junior Subordinated Indenture, dated as of December 14, 2006, as amended and supplemented by the Second Supplemental Indenture, dated as of May 2, 2007 (the “Indenture”), between the Company and the Bank of New York, as trustee (in such capacity, the “Indenture Trustee”). Capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Indenture.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

NEW YORK

Merrill Lynch & Co., Inc.

Merrill Lynch Capital Trust II

Merrill Lynch, Pierce, Fenner & Smith Incorporated

May 2, 2007

As tax counsel to the Company, we have examined and relied upon originals or copies of such agreements, instruments, certificates, records and other documents and have made such examination of law as we have deemed necessary or appropriate for the purpose of this letter, including (i) the Indenture, (ii) the Trust Agreement, (iii) the Underwriting Agreement, dated as of April 25, 2007 (the “Underwriting Agreement”) between the Company, the Trust, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Representative of the Underwriters named therein, and (iv) the Guarantee Agreement, dated as of May 2, 2007 (the “Guarantee Agreement”), by and between the Company and The Bank of New York, as guarantee trustee (collectively, the “Documents”). We have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. We have also reviewed such questions of law as we have considered necessary for purposes of the opinions expressed herein. We have assumed the due authorization, execution and delivery of all agreements referred to herein by all the parties thereto and that such agreements are valid and binding agreements of the parties thereto. We have assumed that each of the parties to any such agreement has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it.

As to any facts material to the following opinions that we did not independently establish or verify, we have relied upon statements and representations of the responsible officers and other representatives of the Company and of public officials and agencies, including statements and representations made to us by the Company in that certain representation letter addressed to us, dated as of May 2, 2007 (the “Tax Representation Letter”). Our opinions are also based on the assumption that there are no agreements or understandings with respect to those transactions contemplated in the Documents other than those contained therein. Furthermore, our opinions are based on the assumption that all parties to the Documents will comply with the terms thereof, including all tax reporting requirements contained therein.

Based upon the foregoing and consideration of such other matters as we have deemed appropriate, under current law and assuming full compliance with the Documents, we are of the opinion that

a)	the Trust will be classified for U.S. federal income tax purposes as a grantor trust and not as an association taxable as a corporation, and

b)	the ICONs will be respected as indebtedness of the Company for U.S. federal income tax purposes (although there is no clear authority on point).

The opinions set forth herein are based upon the existing provisions of the Internal Revenue Code of 1986, as amended, and Treasury regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service and existing case law,

NEW YORK

Merrill Lynch & Co., Inc.

Merrill Lynch Capital Trust II

Merrill Lynch, Pierce, Fenner & Smith Incorporated

May 2, 2007

any of which could be changed at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which such opinions are based. The opinions expressed herein are limited as described above, and we do not express an opinion on any other tax aspect of the transactions contemplated by the Documents or the effect of such transactions.

In rendering the foregoing opinions, we express no opinion as to the laws of any jurisdiction other than the federal income tax laws of the United States. Our opinions are rendered as of the date hereof and we undertake no obligation to update our opinions or advise you of any changes in the event there is any change in legal authorities, facts, assumptions or documents on which our opinions are based (including the taking of any action by any party to the Documents pursuant to any opinion of counsel or a waiver), or any inaccuracy in any of the representations, warranties or assumptions upon which we have relied in rendering our opinions unless we are specifically engaged to do so. Our opinions are solely for your benefit in connection with your role in the transactions as contemplated in the Documents and may not be relied on in any manner for any other purpose or by any other person for any purpose without our prior written consent.

Very truly yours,

Sidley Austin LLP

By:	/s/ Sidley Austin LLP